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Steve Dewart

Leadership Coach | Strategist | Visionary | Change Agent

Greater Denver Area

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OneDome Global

Duke University

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500+ connections

I'm an executive coach and facilitator who specializes in helping impact-driven leaders, teams, and organizations thrive. I provide mentorship and guidance to presidents, CEOs, and executive teams of Fortune 500 companies, nonprofits, higher ed institutions, and start-ups. My clients include Google, ...

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Activity

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Onedome announces LMNL - an immersive museum experience

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Experience

Co-Founder

OneDome Global

Mar 2017 – Present · 1 yr 10 mos

San Francisco Bay Area

onedome is an immersive media and storytelling platform creating, curating and facilitating interactive arts & immersive entertainment that inspire creativity and hearten community connection. In collaboration with global visionaries, innovators, artists and technologists, onedome develops large-scale permanent public mixed-reality installations that entertain, educate and engage.

Executive Coach & Strategist

Dewart Consulting

Sep 2004 – Present · 14 yrs 4 mos

I am currently an independent practitioner, providing coaching and consulting services to a diverse client base, with a strong focus on institutions of higher education. My work is primarily focused on leadership development, executive coaching & mentoring, and strategic planning.

Partner

Orion West

Jan 2000 – Aug 2004 · 4 yrs 8 mos





[redacted]

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of leadership development, strategic planning, and team alignment.

Corporate Development & Integration Specialist

Star Telecom, Inc.

Sep 1998 – Jan 2000 · 1 yr 5 mos

Santa Barbara, California Area

Managed all corporate development activities and programs for a billion-dollar, international corporation, reporting to the Vice-President of Human Resources. Created and administered STAR University, a professional training center that delivers high-quality in-house and remote training for over 1200 employees world-wide. Developed and managed external ve... See more

Change Management Specialist

Pro-Change Behavior Systems, LLC

Apr 1997 – Sep 1998 · 1 yr 6 mos

Responsible for researching, designing and evaluating organizational change interventions. Contributed to the development and implementation of change management programs for several Fortune 500 accounts. Assisted in the design and development of several licensed organizational diagnostic surveys and change management manuals. Facilitated fo... See more

Education

Duke University

B.A., Psychology, Philosphy

1992 – 1996

Graduated Summa Cum Laude.

University of Rhode Island

MA, Clinical & Organizational Psychology

1996 – 1998

Skills & Endorsements

Executive Coaching · 44

Endorsed by Laura Gates and 1 other who is highly skilled at this

Leadership Development · 43

Endorsed by Peter Bostelmann and 3 others who are highly skilled at this

Leadership · 32

Endorsed by Peter Bostelmann, who is highly skilled at this

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